UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: September 4, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

REVISION TO THE INVITATION TO THE EXTRAORDINARY GENERAL MEETING SHAREHOLDERS OF PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk. FOR YEAR 2025 Tel.19/LP 000/COP-M0000000/2025

In connection with the:

(a)	Invitation of the Extraordinary General Meeting of Shareholders of the Company No. Tel.88/PR000/COP-K0F00000/2025 of the Company (Persero) PT Telekomunikasi Indonesia Tbk (the "Company") which has been published on the website of the Indonesia Stock Exchange and the Company's website on August 12, 2025; and
(b)	Letter No. TEL.17/LP000/COP-M0000000/2025, dated September 3, 2025, regarding the Postponement of the Extraordinary General Meeting of Shareholders, which has been published on the Indonesia Stock Exchange website and the Company's website on September 3, 2025, the Board of Directors of the Company hereby submits a Revision to the Invitation related to the postponement of the Company's Extraordinary General Meeting of Shareholders in 2025 (the “Meeting”) which was initially held on:

Day / Date	:	Wednesday, September 3, 2025
Time	:	14.00 WIB – Finish
Location	:	Access the Electronic General Meeting System facility (“eASY.KSEI”) at https://akses.ksei.co.id/ provided by PT Kustodian Sentral Efek Indonesia (“KSEI”)

The date of the Meeting is postponed to the following:

Day/Date	:	Tuesday, September 16, 2025
Time	:	11.00 WIB - Finish
Location	:	Access KSEI's Electronic General Meeting System ("eASY.KSEI") facility in the https://akses.ksei.co.id link provided by PT Kustodian Sentral Efek Indonesia ("KSEI")

The Meeting will be held electronically using the e-GMS system provided by KSEI, namely eASY.KSEI, with the following agenda:

1.	Changes to the Management of the Company.

Explanation:
The Agenda is carried out based on the following provisions:
i.

Government Regulation No. 45 of 2005 concerning the Establishment, Management, Supervision and Dissolution of State-Owned Enterprises as amended by Government Regulation No. 23 of 2022 concerning Amendments to Government Regulation No. 45 of 2005 concerning the Establishment, Management, Supervision and Dissolution of State-Owned Enterprises ("PP BUMN");

ii.	OJK Regulation No. 33/POJK.04/2014 concerning the Board of Directors and Board of Commissioners of Issuers or Public Companies;
iii.	Regulation of the Minister of SOEs No. PER-3/MBU/03/2023 concerning SOEs Organs and Human Resources; and
iv.

Article 11 paragraph (10), Article 14 paragraph (12), and Article 23 paragraph (6) letter a of the Company's Articles of Association, where the Company's directors are appointed and dismissed by the Meeting which must be attended and approved by the Shareholders of Series A Dwiwarna, as well as by taking into account the provisions of Article 25 paragraph (4) of the Company's Articles of Association.

Notes:
1.

This meeting invitation is an official invitation to the meeting to the Company's Shareholders, so that the company's Board of Directors does not send a separate invitation to the Company's Shareholders.

2.

The Shareholders who are entitled to attend or to be represented in the Meeting are Shareholders whose names are registered in the Company’s Shareholders Register on September 3, 2025, or the owners of securities account balances at the Collective Depository of KSEI at the closing of shares trading on September 3, 2025 ("Shareholders").

3.

The Company urges that the Shareholders register their presence electronically through the eASY KSEI facility or give the power of attorney to the Company’s Securities Administration Bureau (Biro Administrasi Efek/“BAE”), which is PT Datindo Entrycom through the eASY.KSEI facility with the following procedures:

a.

The Shareholders must be registered in advance through the securities ownership reference (“AKSes KSEI”/Acuan Kepemilikan Sekuritas KSEI) facility through the link https://akses.ksei.co.id which is provided by KSEI.

REVISION TO THE INVITATION TO THE EXTRAORDINARY GENERAL MEETING SHAREHOLDERS OF PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk. FOR YEAR 2025 Tel.19/LP 000/COP-M0000000/2025

	b.	The power of attorney is available for the registered Shareholders through eASY.KSEI at https://easy.ksei.co.id.
c.

In the event that the Shareholders are unable to access eASY.KSEI, the power of attorney may be downloaded on the Company’s website www.telkom.co.id, to grant their power of attorney and vote in the Meeting.

d.

The Shareholders may declare their power of attorney and vote, change the appointment of the proxies and/or choice of a vote for the Meeting agenda, or revoke the power of attorney from the date of the Meeting invitation until 1 (one) business day before the Meeting starts, at 12:00 WIB.

4.	The registration process for the Shareholders who will attend the Meeting electronically through eASY.KSEI must pay attention to the following matters:
	a.	The Shareholders mentioned below must register their attendance electronically in eASY.KSEI on the date of the Meeting from 08:00 WIB to 11:00 WIB:
		1)	Local individual type Shareholders who have not provided a declaration of presence or power of attorney in eASY.KSEI until the specified time limit and wish to attend the Meeting electronically;
2)

Local individual type Shareholders who have provided a declaration of attendance but have not cast their votes minimal for 1 (one) Meeting agenda on eASY.KSEI until the specified time limit and wish to attend the Meeting electronically;

3)

Proxies of the Shareholders who have given power of attorney to the independent representatives or individual representatives but have not cast their votes minimal for 1 (one) Meeting Agenda on eASY.KSEI until the specified time limit; and/or

4)

Proxies of the Shareholders who have given power of attorney to the participant/intermediary (custodian bank or securities company) and have cast their votes in eASY.KSEI until the specified time limit.

b.

The Shareholders who have given a declaration of presence or power of attorney to the independent representative or individual representative and have cast their votes for the Meeting agenda in eASY.KSEI, until the specified time limit, does not need to register attendance electronically in eASY.KSEI.

c.

Any delay or failure in the electronic registration process for any reason will result in the Shareholders or their proxies being unable to attend the Meeting electronically, and their shares ownership will not be counted for the attendance quorum.

5.

Guidelines for registration, along with the use, and further explanation regarding eASY.KSEI and KSEI AKSes are available in KSEI website at https://akses.ksei.co.id and https://easy.ksei.co.id, as well as from the Meeting Rules on the Company’s website www.telkom.co.id.

6.

The Notary, assisted by the Company’s BAE, will check and count the votes for the Meeting resolution made based on the Meeting agenda, including the votes submitted by the Shareholders through eASY.KSEI, as well as those submitted at the Meeting.

7.	The materials that will be discussed at the Meeting are available in the Company’s website www.telkom.co.id, starting from the date of this Invitation until the date of the Meeting.
8.	The Company does not provide food and beverages, as well as souvenirs.

9.	The Company may re-announce should there be any changes and/or additional information on the Meeting procedures with regards to prevailing rules and regulations.

This Company Meeting Invitation Revision is a part of the Company's Meeting Invitation which has been submitted on August 12, 2025.

Thank you for your attention.

Jakarta, September 4, 2025

Directors

PT Telkom Indonesia (Persero), Tbk